The Simply Good Foods Company

1225 17th Street, Suite 1000
Denver, Colorado 80202

October 2, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: The Simply Good Foods Company

Registration Statement on Form S-3

File No. 333-234004

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, The Simply Good Foods Company (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM, Eastern time, on October 4, 2019, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Very truly yours,

The Simply Good Foods Company

By:	/s/ Joseph E. Scalzo
Name:	Joseph E. Scalzo
Title:	President and Chief Executive Officer